UNITED STATES  SECURITIES  AND EXCHANGE  COMMISSION
                          Washington,  D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                   912534104
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)         Page 1 of 7
0252015.01

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  CUSIP NO.  912534104              13G                       Page 2 of 7 Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Vulcan Ventures Incorporated

------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                (a) |_|
                                     (b) |_|
-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Washington

-------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                                -0- shares
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                6      SHARED VOTING POWER

                                         3,694,425 shares

                           ----------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                                -0- shares

                           ----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                                3,694,425 shares

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,694,425 shares

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     22.94% (Assuming all of the 70,585,600 shares of Common Stock currently outstanding are converted into Class A Common Stock, the reporting person would own approximately 4.43% of the then outstanding Class A Common Stock. See Item 4 below)
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                   CO

-------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 912534104              13G                          Page 3 of 7 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen

------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     2                                       (a) |_|
                                             (b) |_|
-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------- ----------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S. Citizen

-------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                                -0- shares
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ---------------------------------------------------
                                6      SHARED VOTING POWER

                                                3,694,425 shares

                           ---------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                                -0- shares

                           ----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                                3,694,425 shares

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,694,425 shares

-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     22.94% (Assuming all of the 70,585,600 shares of Common Stock currently outstanding are converted into Class A Common Stock, the reporting person would own approximately 4.43% of the then outstanding Class A Common Stock. See Item 4 below)
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                   IN

-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     Item 1.

     (a) Name of Issuer: United States Satellite Broadcasting Company, Inc.

     (b) Address of Issuer's Principal Executive Offices:

                   3415 University Avenue
                    St. Paul, MN 55114


                                     Item 2.

         (a)      Name of Person Filing:  Vulcan Ventures Incorporated

         (b)      Business Address of Person Filing:

                    110 - 100th Avenue N. E., Suite 550
                    Bellevue, WA 98004

         (c)      Citizenship:     Washington corporation

         (d)      Title of Class of Securities:

                  Class A Common Stock, $.0001 par value

     (e) CUSIP Number: 912534104


     Item 3. Filings pursuant to Rule 13d-1(b) or 13d-2(b)
                          Not applicable

     Item 4. Ownership
     (a) Amount Beneficially Owned: 3,694,425 shares (comprised of (i) 165,000 shares of Class A Common Stock and (ii) 3,529,425 shares of Common Stock which are convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder).

     (b) Percent of Class: 22.94% (Percentage ownership is calculated in accordance with SEC Rule 13d-3 and is based on 12,792,725 shares of Class A Common Stock outstanding as of August 1, 1996, and assumes that the 3,529,425 shares of Common Stock held by the reporting person are deemed converted into shares of Class A Common Stock and outstanding pursuant to SEC Rule 13d-3(d)(1)(i), but that none of the other 67,056,175 shares of Common Stock outstanding as of August 1, 1996 are deemed converted and outstanding. Assuming the conversion of all outstanding shares of Common Stock held by all holders into shares of Class A Common Stock, the reporting person would own approximately 4.43% of the then outstanding Class A Common Stock.)

     (c) Number of Shares as to which Such Person has:
      (i)    sole power to vote or to direct the vote: -0- shares
      (ii)   shared power to vote or to direct the vote: 3,694,425 shares

0252015.01                         Page 4 of 7

(iii) sole power to  dispose  or to direct the  disposition  of: -0- shares
(iv) shared power to dispose or to direct the disposition of: 3,694,425 shares


     Item 5. Ownership of Five Percent or Less of a Class
     Not applicable

     Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                                                           Not applicable

     Item 8. Identification and Classification of Members of the Group

                                                           Not applicable

     Item 9. Notice of Dissolution of Group
                                                           Not applicable

     Item 10. Certification

                                                           Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 5, 1996


                                           VULCAN VENTURES INCORPORATED


                                               /s/ Paul G. Allen
                                              ----------------------------
                                           By: Paul G. Allen, President


     0252015.01              Page 5 of 7

                                     Item 1.
     (a) Name of Issuer: United States Satellite Broadcasting Company, Inc

     (b) Address of Issuer's Principal Executive Offices:

                            3415 University Avenue
                            St. Paul, MN 55114

                                     Item 2.

     (a) Name of Person Filing: Paul G. Allen

     (b) Business Address of Person Filing:
                           110 - 100th Avenue N. E., Suite 550
                           Bellevue, WA 98004

     (c) Citizenship: U.S. Citizen

     (d) Title of Class of  Securities:  Class A Common Stock,  $.0001 par value

     (e) CUSIP Number: 912534104

     Item 3. Filings pursuant to Rule 13d-1(b) or 13d-2(b)

                                            Not applicable

     Item 4. Ownership

     (a) Amount Beneficially Owned: 3,694,425 shares (comprised of (i) 165,000 shares of Class A Common Stock and (ii) 3,529,425 shares of convertible Common Stock which are convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder). All of such shares are held by the reporting person indirectly through Vulcan Ventures Incorporated, a company 100% owned by the reporting person.

     (b) Percent of Class: 22.94% (Percentage ownership is calculated in accordance with SEC Rule 13d-3 and is based on 12,792,725 shares of Class A Common Stock outstanding as of August 1, 1996, and assumes that the 3,529,425 shares of Common Stock held by the reporting person are deemed converted into shares of Class A Common Stock and outstanding pursuant to SEC Rule 13d-3(d)(1)(i), but that none of the other 67,056,175 shares of Common Stock outstanding as of August 1, 1996 are deemed converted and outstanding. Assuming the conversion of all outstanding shares of Common Stock held by all holders into shares of Class A Common Stock, the reporting person would own approximately 4.43% of the then outstanding Class A Common Stock.)

0252015.01                 Page 6 of 7

     (c) Number of Shares as to which Such Person has:

     (i)   sole power to vote or to direct the vote: -0- shares
     (ii)  shared power to vote or to direct the vote: 3,694,425 shares
     (iii) sole power to  dispose  or to direct the  disposition  of:
            -0- shares
(iv) shared power to dispose or to direct the disposition of: 3,694,425 shares

     Item 5. Ownership of Five Percent or Less of a Class
                               Not applicable

     Item 6. Ownership of More Than Five Percent on Behalf of Another Person
                               Not applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                               Not applicable

     Item 8. Identification and Classification of Members of the Group
                               Not applicable

     Item 9. Notice of Dissolution of Group
                               Not applicable

     Item 10. Certification

                               Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 5, 1996

                                             /s/ Paul G. Allen
                                             --------------------------------
                                             Paul G. Allen


0252015.01                  Page 7 of 7

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